Rye Patch
GOLD CORP.

09045696

Suite 1740 – 1177 West Hastings St., Vancouver, BC V6E 2K3
Tel (604) 638-1588 Fax (604) 638-1589

082-35799

SEC
Mail Processing
Section

MAR 18 2009

Washington, DC
121

FILE ~~82-35799~~
Exemption 12g3-2(b)

SUPPL

March 17, 2009

US Securities and Exchange Commission
100F Street N.E
Washington, DC 20549
U.S.A.

Re: **<u>Rye Patch Gold Corp. – exemption from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) of the Act</u>**

Dear Sir or Madam:

In accordance to the above, and in order for the Company to continue using the exemption, please find enclosed the following documents:

- News releases No. 30 dated December 15, 2008 to No. 04 dated March 12, 2009;
- Material Change Form 51-102F3 dated December 31, 2008, February 23, 2009 and March 11, 2009.

Yours sincerely,

Roxana Miranda
Office Manager

Encs.

3/26

File 82-35788
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 30

RYE PATCH GOLD ANNOUNCES PRIVATE PLACEMENT

Vancouver, British Columbia, December 15, 2008 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") announces a non-brokered private placement (the "Private Placement") of up to 5,000,000 units ("Units") of the Company at a price of $0.12 per Unit for gross proceeds of up to $600,000. Each Unit will consist of one common share of the Company and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of $0.15 for a term of two years.

Certain insiders of the Company intend to participate in the Private Placement. The Company may pay to certain finders a fee of up to 6% of the gross proceeds of the Private Placement, which fee may be payable in cash or common shares of the Company.

The Private Placement and payment of the finder's fees are subject to the TSX-Venture Exchange's approval.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at **www.ryepatchgold.com** .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rye Patch
GOLD CORP.

File 82-35799
Exemption 12g3-2(b)

NEWS RELEASE

No. 08 - 31

RYE PATCH GOLD CORP. CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

Vancouver, British Columbia, December 31, 2008 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to announce that it has closed a first tranche of the private placement (the "Private Placement") previously announced on December 15, 2008. As a result of the closing, the Company issued 2,254,167 units ("Units") at a price of $0.12 per Unit for gross proceeds of $270,500. Each Unit consisted of one common share ("Share") of the Company and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder thereof to purchase one additional Share at a price of $0.15 until December 31, 2010.

Certain insiders of the Company subscribed for a total of 1,116,667 Units under the Private Placement. The closing occurred less than 21 days from the date hereof in order for the Company to complete the first tranche of the placement prior to year end.

The Shares and Warrants issued under the Private Placement, and the Shares issuable upon exercise of the Warrants, are subject to a hold period in Canada that expires on May 1, 2009.

In connection with the closing, the Company also paid a finder's fee in cash of $3,600 to an arm's length party.

The Private Placement is subject to the final approval of the TSX-Venture Exchange.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 08 - 31

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 09-01

RYE PATCH GOLD INCREASES PRIVATE PLACEMENT

Vancouver, British Columbia, February 17, 2009 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") announces an increase in its non-brokered private placement (the "Private Placement") by up to an additional 1.5 million units for a total offering of up to 6.5 million units at $0.12 per unit for gross proceeds of up to $780,000. To date, the Company has sold a total of 2,254,167 units. The Private Placement was previously announced on December 15, 2008.

The Private Placement is subject to the final approval of the TSX Venture Exchange.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:
Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 - 02

RYE PATCH GOLD PRIVATE PLACEMENT OVERSUBSCRIBED AND COMPLETED

Vancouver, British Columbia, February 24, 2009 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to announce that its non-brokered private placement (the "Private Placement") has been oversubscribed and completed. Pursuant to the second and final closing of the Private Placement, the Company issued 4,881,666 units at a price of $0.12 per unit for gross proceeds of $585,800, bringing the total number of units issued under the Private Placement to date to 7,135,833 units for total gross proceeds of $856,300. The Private Placement was previously announced on December 15, 2008 and February 17, 2009.

Each unit consisted of one common share ("Share") of the Company and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder to purchase one common share of the Company at a price of $0.15 for a period of two years from the issuance date of the Warrant.

Pursuant to the second and final closing, an insider of the Company subscribed for 441,666 units. The closing of the insider's subscription for units occurred less than 21 days from the date hereof in order for the Company to close the insider's subscription concurrently with the other subscribers.

The Shares and Warrants issued under the second and final closing, and the Shares issuable upon exercise of such Warrants, are subject to a hold period in Canada that expires on June 24, 2009.

In connection with the final closing of the Private Placement, the Company also paid a finder's fee in cash of $22,320 to an arm's length party.

The Private Placement is subject to the final approval of the TSX-Venture Exchange.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 09 - 02

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 - 03

NOT FOR DISTRIBUTION IN THE U.S.

RYE PATCH GOLD ANNOUNCES PRIVATE PLACEMENT

Vancouver, British Columbia, February 26, 2009 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") announces a non-brokered private placement (the "Private Placement") of up to 3,000,000 units ("Units") of the Company at a price of $0.12 per Unit for gross proceeds of up to $360,000. Each Unit will consist of one common share of the Company and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of $0.15 for a term of two years.

The Company may pay to certain finders a fee of up to 6% of the gross proceeds of the Private Placement, which fee may be payable in cash or common shares of the Company.

The Private Placement and payment of the finder's fees are subject to the TSX-Venture Exchange's approval.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel: 604-6381588
Fax: 604-638-1589

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 09 - 04

RYE PATCH GOLD COMPLETES PRIVATE PLACEMENT

Vancouver, British Columbia, March 12, 2009 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to announce the completion of its non-brokered private placement (the "Private Placement"). Pursuant to the closing of the Private Placement, the Company issued 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600.

Each unit consisted of one common share ("Share") of the Company and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder to purchase one common share of the Company at a price of $0.15 for a period of two years from the issuance date of the Warrant.

In connection with the closing, the Company paid finder's fees in cash in the total amount of $14,616 to five arm's length parties.

The Shares and Warrants issued under the Private Placement, and the Shares issuable upon exercise of the Warrants, are subject to a hold period in Canada that expires on July 12, 2009.

The Private Placement is subject to the final approval of the TSX Venture Exchange.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel: 604-6381588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 - 04

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

File 82-35799
Exemption 12g3-2(b)

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

December 31, 2008.

Item 3. **News Release**

News Release dated December 31, 2008 was disseminated through Marketwire.

Item 4. **Summary of Material Change**

The Company completed a first tranche closing of its non-brokered private placement by issuing 2,254,167 units at a price of $0.12 per unit for gross proceeds of $270,500.

Item 5.1 **Full Description of Material Change**

The Company closed a first tranche of a non-brokered private placement (the "Private Placement") previously announced on December 15, 2008. As a result of the closing (the "Closing"), the Company issued 2,254,167 units ("Units") at a price of $0.12 per Unit for gross proceeds of $270,500. Each Unit consisted of one common share ("Common Share") of the Company and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of $0.15 until December 31, 2010.

In connection with the Closing, the Company also paid a finder's fee in cash of $3,600 to an arm's length party.

Certain insiders of the Company ("Insider Placees") subscribed for a total of 1,116,667 Units. The Insider Placees and their Common Share positions before and after the Closing are as follows:

Excluding Common Shares Issuable Pursuant to Exercise of Warrants:

Name of Insider Placee	Number and Percentage of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) Prior to Closing	Number of Common Shares Acquired at Closing (excluding Common Shares Underlying Warrants)	Number of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) After Closing (excluding Common Shares Underlying Warrants)	Percentage of Common Shares After Closing (excluding Common Shares Underlying Warrants) (1)
Joe Kajszo (Chairman and Director)	1,847,500 (5.4%)	625,000	2,472,500	6.8%
Kinross Gold Corporation	5,000,000 (14.7%)	491,667	5,491,667	15.1%

(1) Based on issued and outstanding Common Shares on an undiluted basis after giving effect to the issuance of 2,254,167 Common Shares forming part of the Units issued at the Closing.

Including Common Shares Issuable Pursuant to Exercise of Warrants:

Name of Insider Placee	Number and Percentage of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) Prior to Closing	Number of Common Shares Acquired at Closing (including Common Shares Underlying Warrants)	Number of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) After Closing (including Common Shares Underlying Warrants)	Percentage of Common Shares After Closing (including Common Shares Underlying Warrants) (1)
Joe Kajszo (Chairman and Director)	1,847,500 (5.4%)	1,250,000	3,097,500	8.4%
Kinross Gold Corporation	5,000,000 (14.7%)	983,334	5,983,334	16.2%

(1) Based on issued and outstanding Common Shares on a partially diluted basis, comprised of issued and outstanding Common Shares immediately prior to the Closing, Common Shares issued at the Closing and Common Shares issuable pursuant to the exercise of each Insider Placee's Warrants, respectively, but excludes Common Shares issuable upon other outstanding warrants and options issued by the Company.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital. The Insider Placees participated in the Private Placement in order to assist the Company in raising the required funds to pursue these business objectives. The subscriptions of the Insider Placees will contribute $134,000 of gross proceeds to the Company's treasury.

Joe Kajszo's participation in the Private Placement was unanimously approved by the other directors of the Company.

In connection with the Private Placement, the Insider Placees entered into subscription agreements with the Company that contain customary terms and which are in the same form as those entered into by other placees.

The subscriptions of the Insider Placees constitute "related party transactions" with the Company within the meaning of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("MI 61-101").

The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to subsections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, on the basis that the gross proceeds received by the Company from subscriptions for Units by the Insider Placees (totaling $134,000) represent 2.5% of the Company's 'market capitalization' (totaling $5,362,632), calculated in accordance with subsection 1.11 of Multilateral Instrument 62-104 – *Take-Over Bids and Issuer Bids*.

The Private Placement is subject to the final approval of the TSX Venture Exchange. The Closing occurred less than 21 days from the filing of this report in order for the Company to complete the first tranche closing of the Private Placement by the Company's financial year end.

The Common Shares and Warrants issued at the Closing, and the Common Shares issuable upon exercise of such Warrants, are subject to a hold period which expires on May 1, 2009.

Item 5.2 **<u>Disclosure for Restructuring Transactions</u>**

Not applicable.

Item 6. **<u>Reliance on subsection 7.1(2) of National Instrument 51-102</u>**

Not applicable.

Item 7. **<u>Omitted Information</u>**

Not applicable.

Item 8. **<u>Executive Officer</u>**

William C. (Bill) Howald, CEO & President

Telephone: 1 604 638 1588
Fax: 1 604 638 1589

Item 9. **<u>Date of Report</u>**

December 31, 2008

File 82-35799
Exemption 12g3-2(b)

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

February 23, 2009.

Item 3. **News Release**

News Release dated February 24, 2009 was disseminated through Marketwire.

Item 4. **Summary of Material Change**

The Company completed a second and final closing of its non-brokered private placement by issuing 4,881,666 units at a price of $0.12 per unit for gross proceeds of $585,800.

Item 5.1 **Full Description of Material Change**

The Company completed a second and final closing of a non-brokered private placement (the "Private Placement") previously announced on December 15, 2008 and February 17, 2009. Pursuant to the final closing (the "Final Closing"), the Company issued 4,881,666 units ("Units") at a price of $0.12 per Unit for gross proceeds of $585,800.

Each Unit consisted of one common share ("Common Share") of the Company and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of $0.15 until February 23, 2011.

In connection with the Final Closing, the Company also paid a finder's fee in cash of $22,320 to an arm's length party.

Kinross Gold Corporation (the "Insider Placee"), an insider of the Company, subscribed for 441,666 Units under the Final Closing. The Insider Placee previously subscribed for 491,667 Units pursuant to the first closing of the Private Placement on December 31, 2008 (the "Initial Closing").

The Insider Placee and its Common Share position before and after the Private Placement are as follows:

Excluding Common Shares Issuable Pursuant to Exercise of Warrants:

Insider Placee	Number and Percentage of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) Prior to Private Placement[1]	Number of Common Shares Acquired under Private Placement (excluding Common Shares Underlying Warrants)	Number of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) After Private Placement (excluding Common Shares Underlying Warrants)	Percentage of Common Shares After Private Placement (excluding Common Shares Underlying Warrants) [2]
Kinross Gold Corporation	5,000,000 (14.7%)	933,333 [3]	5,933,333	14.4%

(1) Based on issued and outstanding Common Shares on an undiluted basis prior to giving effect to the Private Placement.
(2) Based on issued and outstanding Common Shares on an undiluted basis after giving effect to the Private Placement.
(3) Comprised of 491,667 Units purchased by the Insider Placee on December 31, 2008 pursuant to the Initial Closing and a further 441,666 Units purchased by the Insider Placee on February 23, 2009 pursuant to the Final Closng.

Including Common Shares Issuable Pursuant to Exercise of Warrants:

Insider Placee	Number and Percentage of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) Prior to Private Placement	Number of Common Shares Acquired under Private Placement (including Common Shares Underlying Warrants)	Number of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) After Private Placement (including Common Shares Underlying Warrants)	Percentage of Common Shares After Private Placement (including Common Shares Underlying Warrants) [1]
Kinross Gold Corporation	5,000,000 (14.7%)	1,866,666	6,866,666	16.3%

(1) Based on issued and outstanding Common Shares on a partially diluted basis, comprised of the issued and outstanding Common Shares immediately after completion of the Private Placement and the Common Shares issuable pursuant to the exercise of the Insider Placee's Warrants (acquired under the Private Placement), but excludes Common Shares issuable upon other outstanding warrants and options issued by the Company.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital. The Insider Placee participated in the Private Placement in order to assist the Company in raising the required funds to pursue these business objectives. The subscription for Units by the Insider Placee pursuant to the Private Placement will contribute approximately $112,000 of gross proceeds to the Company's treasury.

In connection with the Private Placement, the Insider Placee entered into subscription agreements with the Company that contain customary terms and which are in the same forms as those entered into by other placees.

The subscription for Units by the Insider Placee pursuant to the Private Placement constituted a "related party transaction" with the Company within the meaning of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("MI 61-101").

The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to subsections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, on the basis that the gross proceeds received by the Company from the total subscription for Units by the Insider Placee pursuant to the Private Placement represented less than 25% of the Company's 'market capitalization', as calculated in accordance with subsection 1.11 of Multilateral Instrument 62-104 – *Take-Over Bids and Issuer Bids.*

The Private Placement is subject to the final approval of the TSX Venture Exchange.

The closing of the Insider Placee's subscription for Units at the Final Closing occurred less than 21 days from the date of filing this report in order for the Company to close the Insider Placee's subscription concurrently with the other subscribers in respect of the Final Closing.

The Common Shares and Warrants issued at the Final Closing, and the Common Shares issuable upon exercise of such Warrants, are subject to a hold period which expires on June 24, 2009.

Item 5.2 **<u>Disclosure for Restructuring Transactions</u>**

Not applicable.

Item 6. **<u>Reliance on subsection 7.1(2) of National Instrument 51-102</u>**

Not applicable.

Item 7. **<u>Omitted Information</u>**

Not applicable.

Item 8. **<u>Executive Officer</u>**

William C. (Bill) Howald, CEO & President

Telephone: 1 604 638 1588
Fax: 1 604 638 1589

Item 9. **<u>Date of Report</u>**

February 24, 2009

File 82-35799
Exemption 12g3-2(b)

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

March 11, 2009

Item 3. **News Release**

A news release dated March 12, 2009 was disseminated through Marketwire.

Item 4. **Summary of Material Change**

The Company completed a non-brokered private placement by issuing 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600.

Item 5.1 **Full Description of Material Change**

On March 11, 2009, the Company completed a non-brokered private placement (the "Private Placement") by issuing 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600.

Each unit consisted of one common share ("Share") of the Company and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder to purchase one common share of the Company at a price of $0.15 for a period of two years from the issuance date of the Warrant.

In connection with the closing, the Company paid finder's fees in cash in the total amount of $14,616 to five arm's length parties.

The Shares and Warrants issued under the Private Placement, and the Shares issuable upon exercise of the Warrants, are subject to a hold period in Canada that expires on July 12, 2009.

The Private Placement is subject to the final approval of the TSX Venture Exchange.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

William C. (Bill) Howald, CEO & President

Telephone: 1 604 638 1588
Fax: 1 604 638 1589

Item 9. **Date of Report**

March 12, 2009